                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                  REPORT FOR THE PERIOD ENDED DECEMBER 31, 2001


                                                                                    PAGE

1      Financial Statements (Unaudited)

       The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting
       principles in New Zealand (NZ GAAP) and are presented in US DOLLARS.           2

       Condensed Consolidated Statements of Financial Performance for the Three
       and Nine Months Ended December 31, 2001 and 2000, and the Fiscal Year
       Ended March 31, 2001.                                                          4

       Condensed Consolidated Statements of Financial Position as of December
       31, 2001, and March 31, 2001.                                                  5

       Condensed Consolidated Statements of Movements in Equity for the Nine
       Months Ended December 31, 2001, and the Fiscal Year Ended March 31, 2001.      6

       Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
       December 31, 2001 and the Fiscal Year Ended March 31, 2001.
       Notes to Condensed Consolidated Financial Statements.                           7

2      Management's Discussion and Analysis of Financial Position
       and Financial Performance of Continuing Operations.                            15

3      Quantitative and Qualitative Disclosures About Market Risk.                    18

                           FORWARD-LOOKING STATEMENTS

The statements contained in this Quarterly Report, including without limitation those contained in "Management's Discussion and Analysis of Financial Position and Financial Performance of Continuing Operations," relating to financial projections, plans and objectives of management, future economic performance and other future events, are "forward-looking statements" within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements involve known and unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

- the Company's results may be adversely affected by foreign currency fluctuations because its revenues, costs and liabilities are denominated in multiple currencies;

- the Company competes against substantially larger, more well established companies and the markets for its products are highly competitive;

- a change in technology relating to the Company's products may result in some of its products being obsolete, could cause it to incur substantial costs to implement new technologies, or could cause it to lose customers if its competitors implement new technologies before it does;

- the Company has experienced some variation in its financial results in the past and expects its future financial results may also fluctuate;

- the Company's success depends in part on its proprietary technologies and if it is unable to successfully enforce its intellectual property rights, its competitive position may be harmed;

- if the Company infringes the patents or proprietary rights of other parties it may incur significant costs and its business may be harmed;

- the Company's continued success depends on the ability of patients to be reimbursed by third-party payors;

- a product recall may have a material adverse effect on the Company's business; and

- the international scope of the Company's operations exposes it to operational, political and other business risks that may harm its business.


Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee its future results or performance. The Company does not undertake to publicly update or revise any forward-looking statements.

1.    FINANCIAL STATEMENTS

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
      Unaudited Condensed Consolidated Statements of Financial Performance
               (in thousands of US Dollars, except per share data)

                                                 Three Months                       Nine Months                    Fiscal Year
                                                    Ended                              Ended                          Ended
                                                  December 31,                      December 31,                     March 31,
                                    -------------------------------         -----------------------------         -------------

Continuing Operations                      2001               2000              2001                 2000              2001
                                    -------------       -----------         ------------       -----------        -------------
 Operating revenue ............          $23,055            $22,628            $65,145            $60,330            $84,380
 Cost of sales ................            7,727              7,797             19,419             18,734             25,291
                                    -------------       -----------         ------------       -----------        -------------
 Gross profit .................           15,328             14,831             45,726             41,596             59,089
 Operating expenses:
 Selling, general and
   administrative expenses ....            6,002              5,106             17,644             15,175             20,364
 Research and development
   expenses ...................            1,060                969              3,135              2,639              3,802
                                    -------------       -----------         ------------       -----------        -------------
 Total operating expenses .....            7,062              6,075             20,779             17,814             24,166
                                    -------------       -----------         ------------       -----------        -------------
 Operating profit .............            8,266              8,756             24,947             23,782             34,923
 Other income (expenses), net:
 Interest income ..............              161                 --                206                 --                 46
 Interest (expense) ...........             (177)              (267)              (610)              (617)              (992)
 Foreign currency exchange
   profit (loss) ..............              982             (1,495)             1,945             (3,698)           (26,619)
 Other expenses (note 5) ......             (395)                --               (395)                --                 --
                                    -------------       -----------         ------------       -----------        -------------
 Total other income,
   (expenses) net .............              571             (1,762)             1,146             (4,315)           (27,565)
                                    -------------       -----------         ------------       -----------        -------------
Profit from continuing
   operations before taxation .            8,837              6,994             26,093             19,467              7,358
 Taxation .....................           (3,024)            (2,448)            (8,732)            (6,810)            (3,111)
                                    -------------       -----------         ------------       -----------        -------------
 Profit from continuing
   operations after taxation ..           $5,813             $4,546            $17,361            $12,657             $4,247
                                    =============       ===========         ============       ============       =============
 Basic earnings from
   continuing operations
   per share ..................            $0.05              $0.04              $0.15              $0.11              $0.04
 Diluted earnings from
   continuing operations
   per share ..................            $0.05              $0.04              $0.15              $0.11              $0.04
 Weighted average basic
   shares outstanding .........      107,592,308        118,111,137        114,604,861        118,111,137        118,111,137
 Weighted average diluted .....
   shares outstanding .........      108,615,308        118,111,137        114,945,861        118,111,137        118,111,137
 Basic earnings from
   continuing operations
   per ADS(1) .................            $0.22              $0.15              $0.61              $0.43              $0.14
 Diluted earnings from
   continuing operations
   per ADS(1) .................            $0.21              $0.15              $0.60              $0.43              $0.14
 Notional weighted average
   basic ADS's outstanding(1)         26,898,077         29,527,784         28,651,215         29,527,784         29,527,784
 Notional weighted average
  diluted ADS's outstanding(1)        27,153,827         29,527,784         28,736,465         29,527,784         29,527,784


(1)   Assumes four outstanding ordinary shares are equal to one ADS



 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

    Unaudited Condensed Consolidated Statements of Financial Performance
              (in thousands of US Dollars, except per share data)


                                  Three Months     Nine Months    Fiscal Year
                                      Ended           Ended          Ended
                                  December 31,     December 31,    March 31,
                                  ------------     ------------   ------------
                                      2001            2001           2001
                                  ------------     ------------   ------------
Discontinued Operations
   Operating revenue                  $38,865       $192,648       $321,661
   (Loss) from discontinued
      operations before
      taxation (Note 6)                (8,481)        (1,324)          (291)
   Taxation                            (1,907)        (4,550)           (20)
                                  ------------     ------------   ------------
   (Loss) from discontinued
      operations after taxation      ($10,388)       ($5,874)         ($311)
                                  ============     ============   ============
Total Operations
   Operating revenue                  $61,920       $257,793       $406,041
   Profit  before taxation                356         24,769          7,067
   Taxation                            (4,931)       (13,282)        (3,131)
                                  ------------     ------------   ------------
   Profit (loss) after taxation       ($4,575)       $11,487         $3,936
                                  ============     ============   ============



 See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
        Unaudited Condensed Consolidated Statements of Financial Position
                          (in thousands of US Dollars)

                                                          As of              As of
                                                    December 31, 2001    March 31,2001
                                                    -----------------    ---------------
ASSETS

Current assets:
Cash and bank balances ...........................       $26,637            $2,085
Accounts receivable, and prepaid expenses net of
  allowance for doubtful  accounts of $170 at
  December 31, 2001 and $26 at  March 31, 2001 ...        16,774            13,741
Inventories (note 3) .............................         9,854             7,363
Employee share ownership plans loans, current
  portion ........................................           428               998
Taxation .........................................           693             3,463
                                                         --------          --------
Current assets continuing operations .............        54,386            27,650
Current assets discontinued operations ...........            --           160,310
                                                         --------          --------
   Total current assets ..........................        54,386           187,960
Long-term assets:
Fixed assets net of accumulated depreciation of
   $7,745 at December 31,  2001 and $6,665 at March
   31, 2001 ......................................        26,567            23,742
Employee share ownership plans loans .............         2,336             3,556
Other assets .....................................            22                --
Goodwill, net of accumulated amortization of $444
  at December 31, 2001 and $361 at March 31, 2001          1,108             1,191
Deferred taxation ................................         2,162               153
Long-term assets discontinued operations .........            --           167,657
                                                         --------          --------
   Total assets ..................................       $86,581          $384,259
                                                         ========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Bank overdrafts ..................................          $528              $551
Accounts payable .................................         2,510             3,423
Provisions .......................................        11,653            11,184
Taxation .........................................         1,223             5,261
Term borrowings, current portion .................         5,000             2,909
Other liabilities ................................         2,765             1,940
                                                         --------          --------
Current liabilities continuing operations ........        23,679            25,268
Current liabilities discontinued operations ......            --           118,467
                                                         --------          --------
   Total current liabilities .....................        23,679           143,735
Long-term liabilities:
Term borrowings ..................................           913               686
Provisions .......................................           306             8,135
Long-term liabilities discontinued operations ....            --            77,759
   Total liabilities .............................        24,898           230,315
   Total shareholders' equity ....................        61,683           153,944
   Total liabilities and shareholders' equity ....       $86,581          $384,259










See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Movements in Equity
                          (in thousands of US Dollars)

                                                    Nine Months      Fiscal Year
                                                        Ended           Ended
                                                     December 31,     March 31,
                                                    -------------    ---------------
                                                        2001                2001
                                                    -------------    ---------------
Shareholders' equity at the
  beginning of the period .....................       $153,944           $191,423
Profit for the period .........................         11,487              3,936
Movement in currency translation
  reserve .....................................          4,575            (35,213)
                                                    -------------    ---------------
                                                        16,062            (31,277)
                                                    -------------    ---------------
Issue of share capital ........................         11,085                 --
Increase in equity from disposition of
  unallocated shares ..........................            902                 --
Repurchase of share capital ...................        (89,489)                --
Dividends .....................................        (30,821)            (6,202)
                                                    -------------    ---------------
Shareholders' equity at the end of the
  period ......................................        $61,683           $153,944
                                                    =============    ===============









See accompanying notes to unaudited condensed consolidated financial statements

                FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
          Unaudited Condensed Consolidated Statements of Cash Flows
                         (in thousands of US Dollars)



                                                                    Nine Months     Fiscal Year
                                                                      Ended           Ended
                                                                   December 31,      March 31,
                                                                   -----------      ------------
                                                                       2001            2001
                                                                   -----------      ------------
Cash flows from operating activities:
Continuing operations
   Receipts from customers ..............................             $58,853        $76,678
   Dividends received ...................................                  29             --
   Interest received ....................................                  43             46
   Payments to suppliers and employees ..................             (45,515)       (50,155)
   Taxation paid ........................................              (4,373)        (5,484)
   Interest paid ........................................                (895)          (960)
                                                                   -----------      ------------
Net cash flow from operations from continuing
operations ..............................................               8,142         20,125
Net cash flow from operations from discontinued
operations ..............................................              13,182         25,816
                                                                   -----------      ------------
     Net cash flow from operations ......................              21,324         45,941
                                                                   -----------      ------------
Cash flows from (used in) investing activities:
Continuing operations
   Sale of fixed assets .................................                  52             98
   Proceeds from the disposal of operations .............             127,988             --
   Purchase of fixed assets .............................              (3,845)        (5,415)
   Capitalized interest costs ...........................                  --           (235)
                                                                   -----------      ------------
Net cash flow from (used in)investing activities from
continuing operations ...................................             124,195         (5,552)
Net cash flow (used in) investing activities from
discontinued operations .................................              (2,394)       (14,231)
                                                                   -----------      ------------
     Net cash flow from (used in) investing
activities ..............................................             121,801        (19,783)
                                                                   -----------      ------------
Cash flows (used in) financing activities:
Continuing operations
   Employee share purchase plans ........................               1,623            922
   Issue of share capital ...............................              10,826             --
   Repurchase of share capital ..........................             (87,823)            --
   New term borrowings ..................................               3,042          1,977
   Repayment of term borrowings .........................                (733)          (434)
   Dividends paid .......................................             (30,821)        (6,202)
   Supplementary dividends paid to overseas
   shareholders .........................................              (1,921)          (335)
                                                                   -----------      ------------
Net cash flow (used in) financing activities from
continuing operations ...................................            (105,807)        (4,072)
Net cash flow (used in) financing activities from
discontinued operations .................................             (11,969)       (14,578)
                                                                   -----------      ------------
     Net cash flow (used in) financing
activities ..............................................            (117,776)       (18,650)
                                                                   -----------      ------------
Net increase in cash ....................................              25,349          7,508
Opening cash ............................................                 687         (7,301)
Effect of foreign exchange rates ........................                  73            480
                                                                   -----------      ------------
Closing cash ............................................              26,109            687
                                                                   -----------      ------------
Reconciliation of closing cash:
   Bank .................................................              26,637          3,093
   Bank overdrafts ......................................                (528)        (1,398)
   Call borrowings ......................................                  --         (1,008)
                                                                   -----------      ------------
                                                                      $26,109           $687
                                                                   ===========      ============


See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS




1.    ORGANIZATION AND BASIS OF PRESENTATION


Fisher & Paykel Healthcare Corporation Limited, formerly known as Fisher & Paykel Industries Limited, is a New Zealand company which was renamed as part of a reorganization in November 2001. As part of the reorganization, the Appliances and Finance businesses of Fisher & Paykel Industries Limited were spun off to shareholders and are shown in these financial statements as discontinued operations. The Healthcare business, which is the only remaining business of Fisher & Paykel Industries Limited, is shown in these financial statements as continuing operations.

Fisher & Paykel Healthcare Corporation Limited and its subsidiaries ("the Company") design, manufacture and market products and systems for use in respiratory care and the treatment of obstructive sleep apnea. The Company's headquarters and manufacturing operations are located in New Zealand. Other principal distribution and sales sites are located in the United States, the United Kingdom, Australia and Europe.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with NZ GAAP, and are presented in US Dollars. NZ GAAP differs in some respects from generally accepted accounting principles in the United States (US GAAP), as it relates to the Company. For a description of the differences between NZ GAAP and US GAAP applicable to continuing operations and the related effect on the financial statements see Note 8. The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by NZ GAAP and US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended December 31, 2001 and the nine months ended December 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2002.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A)   BASIS OF CONSOLIDATION


            The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

      (B)   GOODWILL


            The excess of cost over the fair value of net assets of subsidiaries acquired is capitalized as goodwill and is amortized to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

      (C)   REVENUE RECOGNITION


            PRODUCTS


            Sales of products are recognized in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.


            INTEREST INCOME


            Interest income is accounted for as earned.

      (D)   ADVERTISING AND SALES PROMOTION COSTS


            All advertising and sales promotion costs are expensed as incurred.

      (E)   EARNINGS PER SHARE


            Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.


            Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

      (F)   EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS

            The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognized as assets in the Statement of Financial Position. No compensatory expense is recognized in the Statement of Financial Performance.

            The Company operates a share option plan for employees. Options become exercisable in three equal annual installments between year two and five. No compensatory expense is recognized in the Statement of Financial Performance.

            The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognized in the Statement of Financial Performance.

      (G)   EMPLOYEE ENTITLEMENTS

            Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognized when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

      (H)   INVENTORIES

            Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

      (I)   FIXED ASSETS

            Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

             Buildings                50 years
             Plant and Equipment      3-15 years
             Vehicles                 5 years
             Tooling                  3-7 years
             Software                 3-10 years

      (J)   FOREIGN CURRENCY

            Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction.

            At period end, foreign monetary assets and liabilities are translated at the period end closing rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.

            Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that are effective as hedges of transactions are deferred until the date of such transactions at which time they are included in the determination of profit before taxation and separately reported as foreign currency exchange profit
            (loss).

            For the purposes of these financial statements, the U.S. dollar has been adopted as the reporting currency. The primary functional currency of the company is the NZ dollar. The financial statements have been converted into U.S. dollars using the translation method required to translate the financial statements of foreign subsidiaries, as detailed below.

            The financial statements of foreign subsidiaries are translated at the following exchange rates:

            - the period end closing exchange rate for assets and liabilities; and

            - the monthly average exchange rate for revenue and expense transactions.

            The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from that which was previously reported is reflected in the foreign currency translation reserve.

      (K)   RESEARCH AND DEVELOPMENT

            Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

      (L)   FOREIGN EXCHANGE RISK MANAGEMENT

            The Company enters into foreign currency option contracts and forward foreign currency contracts in managing its foreign exchange risk.

            The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers. The Company enters into foreign currency option contracts and forward foreign currency contracts to hedge anticipated New Zealand based net sales/costs denominated principally in US Dollars, the Euro, the British Pound, and Australian Dollars.

            The terms of the foreign currency option contracts and forward currency contracts generally do not exceed three years and one year, respectively.

            As of March 31, 2001 the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which standardizes the accounting for derivative instruments. The Company's hedging contracts have not been designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore are marked to market with the resulting gains and losses being recognized in earnings in the period of change.

            Unrealized gains or losses are recognized as incurred on the Statement of Financial Position as either other assets or provisions and are recorded within other income, net on the Statements of Financial Performance. Unrealized gains and losses on currency derivatives are determined based on dealer quoted prices.

      (M)   TAXATION

            The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

            The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognized only to the extent that there is virtual certainty of recovery in subsequent periods.

      (N)   WARRANTY

            Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labor.

      (O)   IMPAIRMENT OF LONG-LIVED ASSETS

            Annually the directors assess the carrying value of each asset considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the asset based upon the undiscounted future cash flows is less than its carrying amount, the asset is written down to assessed fair value.

      (P)   STATEMENT OF CASH FLOWS


            The following are the definitions of the terms used in the Statement of Cash Flows:

            (i) Cash comprises cash on hand, bank balances and call borrowings.

            (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets, investments and finance receivables.

            (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

            (iv) Operating activities include all transactions and other events that are not investing or financing activities.

      (Q)   CHANGES IN ACCOUNTING POLICIES

            There have been no changes in accounting policies.

3.    INVENTORIES

Inventories were comprised of the following at December 31, 2001 and March 31, 2001 (in thousands of US Dollars):

                                              December 31,         March 31,
                                                  2001                2001
                                              ------------        -----------
Materials ..............................        $3,343              $2,245
Finished products ......................         6,816               5,278
Provision for obsolescence .............          (305)               (160)
                                              ------------        -----------
                                                $9,854              $7,363
                                              ============        ===========


4.    CASH FLOW RECONCILIATION

                                                                  Nine Months        Fiscal Year
                                                                     Ended              Ended
                                                                  December 31,         March 31,
                                                                  ------------        -----------
                                                                     2001               2001
                                                                  ------------        -----------
                                                                  (in thousands of US Dollars)
Profit from continuing operations after taxation ................ $17,361             $4,247
Add/(deduct) non-cash items:
Continuing operations:
   Depreciation .................................................   1,772              2,387
   Amortization of goodwill .....................................     120                168
   Movement in provisions .......................................     587                 (4)
   Movement in deferred tax/future tax benefit...................  (2,009)                (4)

   Movement in working capital:
     Payables and accruals ......................................  (2,142)              (907)
     Accounts receivable ........................................  (3,090)            (2,712)
     Inventory ..................................................  (2,491)               809
     Provision for taxation net of supplementary dividend paid ..   5,628             (2,299)
   Provision for foreign exchange loss (unrealized)..............  (7,969)            19,101
   Foreign currency exchange translation ........................     375               (661)
                                                                 ------------        -----------
Net cash flow from operations from
      continuing operations ............                           $8,142            $20,125
                                                                 ============        ===========

5.    NON RECURRING ITEMS RELATING TO SPIN-OFF


During the three month period ended December 31, 2001, the Company incurred costs in relation to the spin-off of the Appliances and Finance businesses and the US share offering and listing on the NASDAQ.

These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by the Company's constitution to non-executive directors upon retirement from the Company's board and insurance costs) and non-recurring offering and listing expenses.

These costs will not be incurred on an ongoing basis, but have been included in profit from continuing operations as they do not qualify as costs relating to the discontinued operations.

6.    LOSS ON DISPOSAL OF APPLIANCES AND FINANCE BUSINESSES

During the three month period ended December 31, 2001 as part of the reorganization, the Company incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $11,735,000. The loss is partially offset by operating profit from discontinued operations for the three and nine months ended December 31, 2001. The net loss is included in the loss from discontinued operations before taxation in the Statement of Financial Performance.

As a result of the reorganization and spin-off, the Company's Statement of Financial Position as of December 31, 2001 is significantly different from the Statement of Financial Position as of March 31, 2001, as the Appliances and Finance businesses were significantly larger than the Healthcare business.

The disposition of the Appliances and Finance businesses reduced current assets and liabilities and term assets, and removed substantially all borrowings from the Statement of Financial Position. In addition to the disposition of the Appliances and Finance businesses, other transactions undertaken as part of the reorganization and the payment of dividends have affected the Statement of Financial Position. These transactions included, but are not limited to, the repurchase of 18.2 million ordinary shares of the Company, the subsequent sale of 2.6 million shares of the Company in the form of ADS's, and the payment of a special dividend.

The Statement of Financial Position as of March 31, 2001 has been reclassified to separately disclose the amounts relating to the discontinued Appliances and Finance businesses.

7.    FINANCIAL INSTRUMENTS

Notional principal of forward foreign currency contracts and foreign currency option contracts amounts outstanding were as follows:




                                                                                      As of         As of
                                                                                  December 31,    March 31,
                                                                                  ---------------------------
                                                                                     2001           2001
                                                                                 (in thousands of US Dollars)
Continuing Operations
   Purchase commitments forward foreign currency contracts ................              --             --
   Sale commitments forward foreign currency contracts ....................         $15,896         $8,872
   Put foreign currency option contracts purchased ........................         117,609         18,025
   Call foreign currency option contracts sold ............................          56,000         71,739
Discontinued Operations
   Purchase commitments forward foreign currency contracts ................              --          2,249
   Sale commitments forward foreign currency contracts ....................              --          2,734
   Put foreign currency option contracts purchased ........................              --         42,339
   Call foreign currency option contracts sold ............................              --        213,620
Total Operations forward foreign currency contracts
   Purchase commitments forward foreign currency contracts ................              --          2,249
   Sale commitments forward foreign currency contracts ....................          15,896         11,606
   Put foreign currency option contracts purchased ........................         117,609         60,364
   Call foreign currency option contracts sold ............................          56,000        285,359

The foreign currency option contracts mature at various dates prior to December 31, 2003.


The forward foreign currency contracts mature at various dates prior to December 31, 2002.

8.    US GAAP RECONCILIATION

The Company prepares its financial statements in accordance with NZ GAAP. NZ GAAP differs in certain respects from US GAAP as it relates to the Company. These differences, and the approximate effect of the adjustments necessary to present the Company's unaudited profit from continuing operations after taxation and shareholders' equity from continuing operations in accordance with US GAAP as of December 31, 2001 and the three and nine months then ended are detailed below.


                                    EARNINGS

                                                         Three Months            Nine Months
                                                            Ended                 Ended
                                                         December 31,           December 31,
                                                        -------------          ------------
                                                            2001                  2001
                                                        -------------          ------------
                                                          (in thousands of US Dollars,
                                                              except per share data)
                                                        -----------------------------------
(Unaudited)
Profit from continuing operations in accordance
with NZ GAAP ........................................         $5,813            $17,361
US  GAAP adjustments:
   (a) Stock compensation ...........................           (508)              (533)
   (b) Capitalization and amortization of interest
       relating to fixed assets .....................             (7)               (21)
   (c) Pension benefit ..............................            (13)              (179)
   (d) Deferred income tax ..........................              7                 66
                                                        -------------          ------------
Total US  GAAP adjustments on continuing
   operations .......................................           (521)              (667)
                                                        -------------          ------------
Profit from continuing operations in accordance
   with US  GAAP ....................................         $5,292            $16,694
                                                        =============          ============
   Basic earnings from continuing operations per
      share .........................................          $0.05              $0.15
   Diluted earnings from continuing operations per
      share .........................................          $0.05              $0.15
   Weighted average basic shares
      outstanding ...................................    107,592,308        114,604,861
   Weighted average diluted shares
      outstanding ...................................    108,615,308        114,945,861
   Basic earnings from continuing operations per
      ADS (1) .......................................          $0.20              $0.58
   Diluted earnings from continuing operations per
      ADS (1) .......................................          $0.19              $0.58
   Notional weighted average basic ADS's
      outstanding (1) ...............................     26,898,077         28,651,215
   Notional weighted average diluted ADS's
      outstanding (1) ...............................     27,153,827         28,736,465




(1)  Assumes four outstanding ordinary shares are equal to one ADS.


                                     EQUITY

                                                               As of December 31,
                                                                     2001
                                                               ------------------
(Unaudited)                                                      (in thousands
                                                                 of US Dollars)
Shareholders' equity in accordance with NZ
GAAP ..........................................................      $61,683
US GAAP adjustments:
   (b)  Capitalization and amortization of interest
        relating to fixed assets ..............................          404
   (c)  Prepaid pension expense ...............................          267
   (d)  Deferred income tax ...................................         (222)
   (e)  Employee Share Ownership Plans' Loans .................       (2,764)
                                                                 ----------------
Total US GAAP adjustments to shareholders' equity related
to continuing operations ......................................       (2,315)
Cumulative translation adjustment on US GAAP
adjustments ...................................................          125
                                                                 ----------------
Shareholders' equity related to continuing operations in
accordance with US GAAP .......................................      $59,493
                                                                 ================

(A)   STOCK COMPENSATION

      The Company issues ordinary shares to employees and executives under its share purchase plans. Ordinary shares are granted at a discount to market value using non-interest bearing or low interest bearing loans and vest over either a three or eight year period. The Company has elected to account for the plans in accordance with APB 25 "Accounting for Stock Issued to Employees" (APB 25) for US GAAP purposes. Under APB 25, the discount on the shares awarded to employees should be recognised as compensation expense over the period to which the employees' service relates. Compensation cost for ordinary shares granted before January 18, 2001 is measured as the difference between the market price of the shares at the grant date and the price paid by the employee. Compensation cost for ordinary shares granted under the plans on or after January 18, 2001 is measured as the difference between the market price of the shares at each statement of financial position date, through the date the loan is repaid by the employee, and the price paid by the employee, in accordance with EITF 00-23 Issues Related to the Accounting for Stock Compensation Under APB 25 and FIN 44. Under NZ GAAP, no compensation costs are recognized in the financial statements for shares granted to employees. The reconciliations to group profit from continuing operations in accordance with US GAAP for the three months and nine months ended December 31, 2001 include compensation expense of $21,484 and $47,137 respectively as a result of these differences.

      As part of the spin-off of the Appliances and Finance businesses employees holding unvested shares under the above share purchase plans were given shares of Fisher & Paykel Healthcare Corporation Limited, shares of Fisher & Paykel Appliances Holdings Limited and cash consideration, which for employees was automatically applied to any outstanding employee share ownership loans, and for executives was used to purchase additional shares under the plan, in exchange of the unvested ordinary shares. Under US GAAP, the cash consideration is recognized as compensation expense in the period paid. Under NZ GAAP, the amounts were recognized as loan repayments and issuance of new shares, respectively. The reconciliations to group profit from continuing operations in accordance with US GAAP for the three months and nine months ended December 31, 2001 include compensation expense of $139,234 as a result of these differences.

      In addition, as a result of the spin-off, certain employees holding unvested shares under the above plans are no longer employed by the Company or the Appliances and Finance businesses, but continue their interest in the unvested shares previously issued. FIN 44 "Accounting for Certain Transactions Involving Stock Compensation" requires that the Company account for compensation costs related to shares issued to employees who subsequently become non-employees but continue their interest in previously issued shares at fair value. Compensation cost is measured, at the date employment is terminated, as the portion of the fair value of the shares attributable to the remaining vesting period and is recognized upon termination. The reconciliations to group profit from continuing operations in accordance with US GAAP for the three months and nine months ended December 31, 2001 include compensation expense of $346,997 as a result of this difference.

(B)   CAPITALIZATION AND AMORTIZATION OF INTEREST RELATING TO FIXED ASSETS

      Under US GAAP, interest costs are capitalized as part of the cost of acquiring an asset over the period required to prepare the asset for its intended use. Through March 31, 2000, the Company did not capitalize interest costs to fixed assets for NZ GAAP purposes. Effective April 1, 2000, the Company changed its accounting policy to capitalize interest on assets under construction. The reconciliations include adjustments to reflect the capitalization of interest on fixed assets for periods prior to April 1, 2000 and the amortization of such capitalized interest.

(C)   PENSION BENEFIT

      Under NZ GAAP, pension expense is recognized at the time contributions are made to the pension plan. Under US GAAP, SFAS 87 "Employers' Accounting for Pensions" requires pension expense to be recognized on an accrual basis over the estimated service period of the employees. Pension expense is determined using actuarial assumptions and includes service costs, interest costs and expected return on plan assets. The difference between the cumulative pension expense recognized in prior periods and the contributions made by the Company is reflected as either a prepaid asset or liability in the Statement of Financial Position. For US GAAP purposes, the company adopted the provisions of SFAS 87 effective April 1, 1999, the beginning of the first period for which US GAAP financial information has been prepared. It was not feasible for the Company to adopt SFAS 87 at April 1, 1989, the standard's effective date for the Company. On April 1, 1999, the Company recognized a transition asset of $0.9 million with a corresponding adjustment to shareholders' equity. The remaining unrecognized transition asset will be recognized during the next five years.

      In August 2001, the Company amended the existing defined benefit pension plan to offer employees the option to transfer from the defined benefit pension plan to a defined contribution option. Under US GAAP, this qualifies as a curtailment. A curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" requires the pro-rata recognition of previously unrecognized net gains or losses, prior service costs, and transition amounts when part of a defined benefit plan is curtailed. Accordingly, a pro-rata portion of the previously unrecognized net loss and transition asset amounting to $0.1 million in the aggregate has been recognized for those employees selecting the defined contribution option.

      The reconciliations include adjustments to reflect the remaining prepaid pension assets, to recognize pension benefits in earnings, and to recognize the effects of the plan curtailment in accordance with US GAAP.

(D)   DEFERRED INCOME TAXES

      Under the Company's accounting policies, tax assets, to the extent they exceed related deferred tax liabilities, are not recognized unless recovery is considered certain and expected. This criteria is more stringent than SFAS 109 "Accounting for Income Taxes". Other than the tax impact of the GAAP differences noted, there are no other adjustments for income taxes included in the reconciliations of unaudited profit from continuing operations after taxation.

(E)   EMPLOYEE SHARE OWNERSHIP PLANS' LOANS

      Under NZ GAAP, loans to employees and executives to purchase shares under the employee share ownership plans are recorded as assets in the statement of financial position. Under U.S. GAAP, loans provided to purchase a company's own shares are recorded as part of shareholders' equity. The reconciliation includes an adjustment to reclassify the loans to shareholders' equity.

(F)   NEW ACCOUNTING PRONOUNCEMENTS

      In July 2001, the FASB issued SFAS No 142, "Goodwill and Other Intangible Assets" (SFAS 142") which supercedes APB Opinion No 17, "Intangible Assets". SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually at a level of reporting unit. The annual impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year. Different reporting units may be tested for impairment at different times. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the impairment test should be performed between the annual tests. The impairment loss is the excess of the carrying amount of a reporting unit's goodwill and intangible assets with indefinite lives over their respective implied fair value. Intangible assets with finite lives will continue to be amortized under SFAS 142, but the amortization period will no longer be limited to forty years. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of any entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Company is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND FINANCIAL PERFORMANCE OF CONTINUING OPERATIONS

OPERATING REVENUE

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, CPAP and patient warming and neonatal care products, as well as sales of distributed products. Our operating revenue from continuing operations increased by approximately 2% to $23.1 million for the three months ended December 31, 2001 from $22.6 million for the three months ended December 31, 2000. Operating revenue from core products increased by approximately 9% to $21.7 million for the three months ended December 31, 2001 from $20.0 million for the three months ended December 31, 2000.

The following table sets forth our sales by product group for the three months ended December 31, 2001 and 2000:


                                            Three Months Ended
                                                December 31,
                                      ----------------------------
                                         2001         2000            Percentage
                                                                       Variation
                                      ------------------------------------------
                                      (in millions of US Dollars)
PRODUCT GROUP:
Respiratory humidification
  products.........................   $12.0           $11.3              +6%
CPAP products......................     8.2             7.4             +11%
Patient warming and neonatal care
   products........................     1.5             1.3             +15%
                                      -------         ------
   Core products sub-total.........   $21.7           $20.0              +9%
Distributed products...............     1.4             2.6             -46%
                                      -------         ------
   Total                              $23.1           $22.6              +2%
                                      =======         ======


Sales of respiratory humidification products increased by approximately 6% in the three months ended December 31, 2001 from sales in the comparable period in the prior year. We attribute the increase to strong growth, of approximately 18%, in sales volume of adult breathing circuits and single use chambers despite a reportedly warm northern hemisphere winter and mild flu season, partially offset by reduced sales of humidifiers to ventilator manufacturers.

Sales of CPAP products increased by approximately 11% in the three months ended December 31, 2001 from sales in the comparable period in the prior year. In response to competitor pricing and to increase our penetration of the obstructive sleep apnea market, we have implemented price reductions over the past year as we repositioned our CPAP humidifiers and integrated flow generator-humidifiers. CPAP integrated flow generator-humidifier sales volume increased by approximately 23% in the three months ended December 31, 2001 from sales in the comparable period in the prior year.

Sales of patient warming and neonatal care products increased by approximately 15% in the three months ended December 31, 2001 from sales in the comparable period in the prior year. This increase was due primarily to strong sales volume growth in the United States.

Sales of distributed products decreased by approximately 46% in the three months ended December 31, 2001 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

Operating revenue from continuing operations increased by approximately 8% to $65.1 million for the nine months ended December 31, 2001 from $60.3 million for the nine months ended December 31, 2000. Operating revenue from core products increased by approximately 12% to $60.8 million for the nine months ended December 31, 2001 from $54.2 million for the nine months ended December 31, 2000.

The following table sets forth our sales by product group for the nine months ended December 31, 2001 and 2000:

                                            Nine Months Ended
                                               December 31,
                                       ---------------------------
                                           2001             2000          Percentage
                                                                          Variation
                                       ---------------------------------------------
                                       (in millions of US Dollars)
PRODUCT GROUP:
Respiratory humidification
   products.........................       $34.0           $31.7              +7%
CPAP products.......................        22.9            19.1             +20%
Patient warming and neonatal care
   products.........................         3.9             3.4             +15%
                                        ---------          ------           ------
   Core products sub-total..........       $60.8           $54.2             +12%
Distributed products................         4.3             6.1             -30%
                                        ---------          ------           ------
   Total                                   $65.1           $60.3              +8%
                                        =========         =======          =======

Sales of respiratory humidification products increased by approximately 7% in the nine months ended December 31, 2001 from sales in the comparable period in the prior year. We estimate that, excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 9% in the nine months ended December 31, 2001. This increase was primarily due to an increase in sales volume for our adult breathing circuits and single use chambers.

Sales of CPAP products increased by approximately 20% in the nine months ended December 31, 2001 from sales in the comparable period in the prior year. We estimate that, excluding the effects of currency translations, sales of CPAP products increased by approximately 21% in the nine months ended December 31, 2001. We attribute the increase primarily to increasing market awareness of the benefits of humidification in combination with CPAP therapy in the treatment of obstructive sleep apnea.

Sales of patient warming and neonatal care products increased by approximately 15% in the nine months ended December 31, 2001 from sales in the comparable period in the prior year. We estimate that, excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 18% in the nine months ended December 31, 2001.


Our products are sold in over 90 countries worldwide. The following table sets forth operating revenue from continuing operations for each of our primary geographic markets for the three and nine months ended December 31, 2001 and 2000:




                              Three Months                 Nine Months
                                 Ended                        Ended
                              December 31,                December 31,
                          -----------------------   --------------------------
                          2001             2000         2001             2000
                          ---------      --------   -----------       --------
                                     (in millions of US Dollars)
North America.........     $11.2         $10.2            $31.1          $26.9
Europe................       6.4           5.8             18.1           16.3
Asia Pacific..........       4.4           5.3             13.5           14.5
Other.................       1.1           1.3              2.4            2.6
                          ---------      --------      --------        -------
   Total..............     $23.1         $22.6            $65.1          $60.3
                          =========      ========      ========        ========

GROSS PROFIT


Our gross profit increased to $15.3 million, or approximately 66% of sales, in the three months ended December 31, 2001 from $14.8 million, or approximately 65% of sales, in the three months ended December 31, 2000. Gross profit increased due to the increase in sales volume for the period.

Our gross profit increased to $45.7 million, or approximately 70% of sales, in the nine months ended December 31, 2001 from $41.6 million, or approximately 69% of sales, in the nine months ended December 31, 2000.

Gross margin percentage for the three months ended December 31, 2001 was below gross margin percentage for the nine months ended December 31, 2001 due to an increase in recognition of factory overhead as a result of a reduction in inventory during the three months, and due to the disposal of distributed products inventory from terminated relationships at lower than normal margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by approximately 18% to $6.0 million in the three months ended December 31, 2001 from $5.1 million in the three months ended December 31, 2000. This increase was primarily attributable to an increase in personnel and related expenses to support our growth.

Selling, general and administrative expenses increased by approximately 16% to $17.6 million in the nine months ended December 31, 2001 from $15.2 million in the nine months ended December 31, 2000. We estimate that excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 21% in the nine months ended December 31, 2001.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by approximately 10% to $1.1 million in the three months ended December 31, 2001 from $1.0 million in the three months ended December 31, 2000. Research and development expenses increased by approximately 19% to $3.1 million in the nine months ended December 31, 2001 from $2.6 million in the nine months ended December 31, 2000. The increases were attributable to increases in research and development personnel in connection with the expansion of our product development activities. Research and development expenses represented approximately 4.8% and 4.8% of operating revenue for the three and nine months ended December 31, 2001, respectively, compared to 4.4% and 4.3% for the three and nine months ended December 31, 2000, respectively.

OTHER INCOME (EXPENSES), NET

Other income (expenses), net increased for the three months ended December 31, 2001 to net income of $0.6 million from net expenses of $1.8 million for the three months ended December 31, 2000. The increase in other income, net over the three month period primarily reflects foreign currency exchange profits and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense, partially offset by other expenses (see Note 5 to the unaudited condensed consolidated financial statements).

Foreign currency exchange profit (loss) now reflects transactions resulting from our new hedging policy. Under this new hedging policy, we only enter into forward foreign currency exchange contracts that expire within one year or less from the date on which they were executed and for amounts that approximate up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation. With respect to periods beyond one year, we only buy appropriate foreign currency exchange options which we have no obligation to exercise, for amounts that approximate between 0% and 75% of our anticipated net foreign currency exposure.

TAXATION

The Company's effective income tax rate for the three months ended December 31, 2001 declined to approximately 34.2% from approximately 35.0% for the three months ended December 31, 2000. The decrease in our effective tax rate was due to the lowering of tax rates in a number of countries in which we operate, principally Australia and Germany, in addition to the effect of a higher proportion of profits being made in New Zealand where the corporate tax rate is 33%.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, we had $26.6 million in cash and $6.4 million of borrowings. All our borrowings are held outside New Zealand and denominated in currencies other than the NZ Dollar. We have in place credit facilities which are available that permit us to borrow up to a total of the equivalent of approximately $23.0 million, denominated primarily in NZ Dollars and US Dollars, each for a term of 12 months, renewable annually.

Net cash generated from continuing operating activities totaled $8.1 million for the nine months ended December 31, 2001. The amount of cash that we generated was reduced by approximately $6.3 million, as we received our US Dollar receipts into New Zealand at unfavourable foreign currency exchange rates when compared to the transaction rates during the period. This reduction was caused when delivering the US Dollars against the previously disclosed unfavourable forward currency contracts.

The Company's capital expenditures totaled $3.8 million for the nine months ended December 31, 2001. The majority of expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We have committed to expand our facility by approximately 62,000 square feet to accommodate our anticipated growth. Construction has commenced and approximately $0.3 million has been spent in the nine months ended December 31, 2001. We estimate the total cost of the project, which we expect to be completed by December 2002, to be approximately $5.0 million and we expect to fund this expansion from our operating cash flow.

Net cash used in continuing financing activities was $105.8 million, for the nine months ended December 31, 2001. The repurchase of 18.2 million of ordinary shares of the company as part of the reorganization and spin-off and the payment of dividends were the main reasons for the significant outflow of funds.

3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RISKS

We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. Our primary functional currency is the NZ Dollar. Our reporting currency is the US Dollar. As a result, we are exposed to risk from changes in foreign currency exchange rates against the NZ Dollar and from changes to the foreign exchange rate between the NZ Dollar and the US Dollar. We have entered into foreign currency forward exchange contracts and foreign currency option contracts to hedge against current and anticipated future foreign currency trade cash flows.

CREDIT RISKS

In the normal course of business, we incur credit risk from trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread of our trade debtors.